SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 25, 2003

                           Commission File No. 1-14838

                               -----------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated July 25, 2003, announcing Rhodia's results for the second quarter of 2003.

                                [OBJECT OMITTED]
                     EMBARGO FRIDAY, JULY 25, 2003 - 8:30 am


                                                                   PRESS RELEASE


                     RESULTS FOR THE SECOND QUARTER OF 2003


Paris, July 25, 2003 - Rhodia today published its results for the second quarter of 2003, which were reviewed by the Board of Directors at their meeting on July 24, 2003. Highlights for the period include:


o A persistently depressed economic environment with continued high petrochemical raw material prices, a strong euro and still low volumes.

o    Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of
     (euro)123 million, an improvement over the first quarter due to higher selling prices and (euro)38 million in fixed cost savings, but a net decline compared with the second quarter of 2002.

o Increased Operating Income and a higher EBITDA/Sales ratio compared with the first quarter of the year, but still significantly down compared with the second quarter of 2002.

o Net result remained negative affected by the impact on Rhodia's accounts ((euro)20 million) of the sale of its polyurethane flame-retardants business to Albemarle Corporation.

o Debt declined (euro) 160 million compared with the first quarter 2003 as the Group was able to generate positive cash flow of (euro)183 million during the second quarter.

o    Debt refinancing.


RESULTS FOR THE SECOND QUARTER OF 2003
In millions of euros



---------------------------------------------------------------------------------------------------
    Q2 2002         Q2 2002                                             Q1 2003             Q2 2003
    Reported       Restated*
---------------------------------------------------------------------------------------------------
     1,774           1,420      Net sales                                1,428               1,407
---------------------------------------------------------------------------------------------------
      227              166      EBITDA                                    112                 123
---------------------------------------------------------------------------------------------------
     12.8%            11.7%     EBITDA/sales                              7.8%                8.7%
---------------------------------------------------------------------------------------------------
      116               78      Operating income                           9                   13
---------------------------------------------------------------------------------------------------
       24              -        Net result (after minorities) **          -52                 -57
---------------------------------------------------------------------------------------------------
       12              -        Net result (after minorities) ***         -63                 -87
---------------------------------------------------------------------------------------------------


* Figures restated to account for divestitures made in 2002 and to reflect current foreign exchange rates.
**  Excluding amortization of goodwill.
*** Including amortization of goodwill.

o As in the first quarter of the year, a second quarter marked by the persistence of a particularly adverse economic situation

Rhodia reported net sales of (euro)1,407 million for the second quarter of 2003, slightly lower than the first quarter, in what remains a particularly depressed economic environment affected by extremely low volumes and persistently high raw material prices. Compared with the second quarter of 2002, on the same basis (constant structure and exchange rates), net sales declined by 0.9%, with a price effect of 2.4% and a volume effect of -3.3%. Net sales declined by 20.6% compared with the reported second quarter 2002 results.

All Divisions followed the same general trend to a greater or lesser extent, while all end markets served by Rhodia remained weak during the period. Despite reduced demand and the sluggishness of end markets, the Group still was able to pass on higher prices to its customers.

The Group also continued to reduce its fixed costs, generating savings of
(euro)38 million during the quarter due, in particular, to programs to reduce operating expenses of Enterprises and Support Functions and to the restructuring program launched at the end of 2001.

Contrary to predictions made in March, the continued firmness of raw material prices driven by the persistently high price of oil during the second quarter, following the war in Iraq, had a negative impact on the Group's overall performance. However, in spite of largely unfavorable foreign exchange effects, the savings achieved on fixed costs and the Group's ability to pass on higher prices to its customers enabled Rhodia to deliver EBITDA of (euro)123 million, equal to growth of 9.8% compared with the first quarter. Compared with the reported second quarter 2002 results, EBITDA declined by 45.8%.

For the same reasons, the EBITDA/Sales ratio of 8.7% improved by 0.9 points over the first quarter figure while decreasing 4.1 points compared to reported second quarter 2002 results and 3 points on the same basis (constant structure and exchange rates).

Equity in earnings of affiliated companies stood at -(euro)29 million in the second quarter of 2003 compared with -(euro)9 million in the first quarter owing to the industrial restructuring measures taken by Nylstar in response to persistent difficulties in the textile market.

Net result stood at a loss of (euro)87 million, down 38% compared with the first quarter of the year. Excluding amortization of goodwill, in particular, related to the divestiture of the Group's polyurethane flame-retardants business (finalized July 24, 2003), net result stood at -(euro)57 million compared to -(euro)52 million for the first quarter of 2003 and (euro)24 million for the reported second quarter 2002 results.

o   Results by Division



-----------------------------------------------------------------------------------------------------------
    Q2 2002         Q2 2002     In millions of euros                            Q1 2003         Q2 2003
    reported      restructured
-----------------------------------------------------------------------------------------------------------
                                Pharmaceuticals & Agrochemicals
      308             218       Net Sales                                            208          212
       16               4       Operating Income                                     -21           -4
       39              22       EBITDA                                                -3           18
     12.7%           10.1%      EBITDA/Sales                                        -1.14%        8.5%
-----------------------------------------------------------------------------------------------------------
                                Consumer Care & Food
      610             538       Net Sales                                            554           534
       60              50       Operating Income                                      39            26
       92              78       EBITDA                                                73            64
     15.1%           14.5%      EBITDA/Sales                                        13.2%         12.0%
-----------------------------------------------------------------------------------------------------------
                                Industrial Care & Services
      401             324       Net Sales                                            330           341
       33              28       Operating Income                                       9            19
       59              50       EBITDA                                                33            42
     14.7%           15.4%%     EBITDA/Sales                                        10.0%         12.3%
--------------------------------------------------------------------------------------------------------
                                Automotive, Electronics & Fibers
      407             370       Net Sales                                            363           360
       40              35       Operating Income                                      13             5
       64              57       EBITDA                                                39            30
     15.7%           15.4%      EBITDA/Sales                                        10.7%          8.3%
-----------------------------------------------------------------------------------------------------------

o        Analysis by Division

     >>      Pharmaceuticals & Agrochemicals: good resistance

             The Pharmaceuticals & Agrochemicals Division posted results for the second quarter of 2003 higher than its results for the first quarter of the year, with all Enterprises achieving higher volumes. The Division also accelerated the reduction of fixed costs due to restructuring decisions taken in 2001 and the return of the TDI activity to normal operating conditions.

     >>      Consumer Care & Food: downturn in the economic environment

             All Enterprises achieved levels of activity similar to those of the first quarter of 2003 in an environment of weak end markets. This enabled the Division to mitigate the impact of the difficult economic environment aggravated, in particular, by adverse foreign exchange effects and the cost of raw materials (including sulfur) --and of energy, in particular--which remains unusually high in the United States.

      >>     Industrial Care & Services: Silicones still in a difficult position

             The Division as a whole made significant progress in terms of its business activities with the exception of Silicones, which remained in a difficult position during the second quarter of the year. The Silica Systems Enterprise improved its performance due to continuing demand in its key markets, such as tires, and to the successful start-up of a new plant in Livorno, Italy. PPMC also maintained its previous performance.

       >> Automotive, Electronics & Fibers: sluggish markets in a depressed environment

             The Division was the most affected by high petrochemical raw material costs and weak volumes. Only the Engineering Plastics business experienced growth, of approximately 5%, in what, nevertheless, remained a weak market.

o        DEBT REFINANCING

         The second quarter was marked by the successful pricing of (euro)1 billion equivalent privately placed notes. This transaction improves Rhodia's debt maturity profile as proceeds is namely used to repay short-term bank debt. This operation also enabled the Group to diversify its funding resources.

         This ability to extend the maturity of its debt gives the Group additional flexibility, notably to proceed with the divestment of non-strategic assets only if the financial conditions are advantageous or when the economic environment improves.

o        NET DEBT AND CASH

         As anticipated in the previous quarter, the Group reduced its level of debt by a total of (euro)160 million in the second quarter of the year. Corporate debt now stands at (euro)2,140 million, down from (euro)2,300 million in the first quarter of 2003.

         Despite the erosion of its EBITDA performance, the Group's ability to generate free cash flow of (euro)183 million enabled it, at the end of June 2003, to return to a level of debt equivalent to its position at the end of December 2002, even before accounting for the proceeds from the sale of the polyurethane flame-retardants activity.

         Capital spending also remains under tight control. It is in line with the strict limits imposed by the Group for 2003 and will be less than
         (euro)300 million for the year.

o        OUTLOOK

         The efforts to reduce fixed costs should continue to provide benefits during the second half of 2003. Rhodia also should benefit from a positive impact of lower raw material prices during the third quarter and the full effects of pricing increases. However, visibility for the rest of the year remains poor due to economic uncertainties about changes in demand and foreign exchange.

         Under these conditions, the second half of 2003 is proving to be more difficult than anticipated at the beginning of the year making it unlikely that the target of a debt/EBITDA ratio of 2.5 by the end of this year will be achieved.

         The Group will pursue its drive to reduce its net indebtedness during the second half of the year by continuing its program of divesting non-strategic assets as market conditions permit.

         In the medium term, the Group maintains its objective of reducing its debt/EBITDA ratio to 2.

--------------------------------------------------------------------------------
You may consult this press release, along with a detailed presentation of the Group's results for the second quarter of 2003, as of 8:30 am at Rhodia's corporate website: www.rhodia.com
--------------------------------------------------------------------------------



This press release contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.


Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 23,600 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts

Press Relations
Jean-Christophe Huertas             +33 1 55 38 42 51
Lucia Dumas                         +33 1 55 38 45 48


Investor Relations
Fabrizio Olivares                   +33 1 55 38 41 26

CONSOLIDATED INCOME STATEMENT*



                                         ----------------------------
                                               2nd quarter
                                                  2003
                                         ----------------------------
(M(euro))

---------------------------------------------------------------------
Net Sales                                         1,407
---------------------------------------------------------------------

---------------------------------------------------------------------
EBITDA                                              123
---------------------------------------------------------------------

---------------------------------------------------------------------
Operating income
(excl. Goodwill Amortization)                        13
---------------------------------------------------------------------

---------------------------------------------------------------------
Equity in earnings of
affiliated companies (1)                            -29
---------------------------------------------------------------------

---------------------------------------------------------------------
Interest expenses                                   -37
---------------------------------------------------------------------

---------------------------------------------------------------------
Other gains and losses                               -4
---------------------------------------------------------------------

---------------------------------------------------------------------
Goodwill Amortization (2)                           -30
---------------------------------------------------------------------

---------------------------------------------------------------------
Provision for Income tax                              2
---------------------------------------------------------------------

---------------------------------------------------------------------
Minority interest                                    -3
---------------------------------------------------------------------

---------------------------------------------------------------------
Net result after minorities                         -87
---------------------------------------------------------------------

---------------------------------------------------------------------
Earning per share (Euro)  (3)                     -0.49
---------------------------------------------------------------------

1) Net of income tax
2) Including 20 M(euro)in accelerated depreciation in 2003
3) Earnings per share calculated for 2002 on the basis of 179,092,589 shares in June 2002 and for 2003 on the basis of 179,309,188 shares in June 2003

* Unaudited

QUARTER RESULTS*


                                                      --------------------------   ------------------------
                                                             1st Quarter                 2nd Quarter
                                                      --------------------------   ------------------------
                                                          2002         2003           2002        2003
                                                      --------------------------   ------------------------


(M(euro))

--------------------------------------------------    --------------------------   ------------------------
RHODIA (consolidated)
--------------------------------------------------    --------------------------   ------------------------
Net Sales                                                 1,711        1,428          1,774       1,407
--------------------------------------------------    --------------------------   ------------------------
EBITDA                                                     197          112            227         123
--------------------------------------------------    --------------------------   ------------------------

--------------------------------------------------    --------------------------   ------------------------
Pharmaceuticals & Agrochemicals
--------------------------------------------------    --------------------------   ------------------------
Net Sales                                                  311          208            308         212
--------------------------------------------------    --------------------------   ------------------------
EBITDA                                                     31           -3             39          18
--------------------------------------------------    --------------------------   ------------------------

--------------------------------------------------    --------------------------   ------------------------
Consumer Care & Food
--------------------------------------------------    --------------------------   ------------------------
Net Sales                                                  611          554            610         534
--------------------------------------------------    --------------------------   ------------------------
EBITDA                                                     87           73             92          64
--------------------------------------------------    --------------------------   ------------------------

--------------------------------------------------    --------------------------   ------------------------
Industrial Care & Services
--------------------------------------------------    --------------------------   ------------------------
Net Sales                                                  382          330            401         341
--------------------------------------------------    --------------------------   ------------------------
EBITDA                                                     51           33             59          42
--------------------------------------------------    --------------------------   ------------------------

--------------------------------------------------    --------------------------   ------------------------
Automotive, Electronics & Fibers
--------------------------------------------------    --------------------------   ------------------------
Net Sales                                                  361          363            407         360
--------------------------------------------------    --------------------------   ------------------------
EBITDA                                                     38           39             64          30
--------------------------------------------------    --------------------------   ------------------------

--------------------------------------------------    --------------------------   ------------------------
Others
--------------------------------------------------    --------------------------   ------------------------
Net Sales                                                  46           -27            48          -40
--------------------------------------------------    --------------------------   ------------------------
EBITDA                                                     -10          -30            -27         -31
--------------------------------------------------    --------------------------   ------------------------

* Unaudited


CONSOLIDATED INCOME STATEMENT*



                                                       --------------------------------
                                                                  Half Year
                                                       --------------------------------
                                                             2002            2003
                                                       --------------------------------
(M(euro))

---------------------------------------------------    --------------------------------
Net Sales                                                   3,485           2,835
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
EBITDA                                                       424             235
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
Operating income (excl. Goodwill Amortization)               194              22
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
Equity in earnings of affiliated companies (1)               -18             -38
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
Interest expenses                                            -76             -64
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
Other gains and losses                                       -39             -12
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
Goodwill amortization (2)                                    -25             -41
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
Provision for income taxes                                   -25             -13
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
Minority interests                                            -5              -4
---------------------------------------------------    --------------------------------

---------------------------------------------------    --------------------------------
Net result after minorities                                   6              -150
---------------------------------------------------    --------------------------------


---------------------------------------------------    --------------------------------
Earnings per share (3)                                       0.03           -0.84
---------------------------------------------------    --------------------------------



1) Net of income tax
2) Including 20 M(euro)in accelerated depreciation in 2003
3) Earnings per share calculated for 2002 on the basis of 179,092,589 shares in June 2002 and for 2003 on the basis of 179,309,188 shares in June 2003

* Unaudited

FIRST HALF RESULTS*



                                                        -----------------------------------      ------------
                                                                    Half Year                      Change
                                                        -----------------------------------
                                                              2002             2003                   %
                                                        -----------------------------------      ------------

(M(euro))

--------------------------------------------------      -----------------------------------      ------------
RHODIA (consolidated)
--------------------------------------------------      -----------------------------------      ------------
Net Sales                                                    3,485             2,835                -18.7
--------------------------------------------------      -----------------------------------      ------------
EBITDA                                                        424               235                 -44.6
--------------------------------------------------      -----------------------------------      ------------

--------------------------------------------------      -----------------------------------      ------------
Pharmaceuticals & Agrochemicals
--------------------------------------------------      -----------------------------------      ------------
Net Sales                                                     619               420                 -32.2
--------------------------------------------------      -----------------------------------      ------------
EBITDA                                                         70               15                  -78.6
--------------------------------------------------      -----------------------------------      ------------

--------------------------------------------------      -----------------------------------      ------------
Consumer Care & Food
--------------------------------------------------      -----------------------------------      ------------
Net Sales                                                    1,221             1,088                -10.9
--------------------------------------------------      -----------------------------------      ------------
EBITDA                                                        179               137                 -23.5

--------------------------------------------------      -----------------------------------      ------------

--------------------------------------------------      -----------------------------------      ------------
Industrial Care & Services
--------------------------------------------------      -----------------------------------      ------------
Net Sales                                                     783               671                 -14.3
--------------------------------------------------      -----------------------------------      ------------
EBITDA                                                        110               75                  -31.8
--------------------------------------------------      -----------------------------------      ------------

--------------------------------------------------      -----------------------------------      ------------
Automotive, Electronics & Fibers
--------------------------------------------------      -----------------------------------      ------------
Net Sales                                                     768               723                 -5.9
--------------------------------------------------      -----------------------------------      ------------
EBITDA                                                        102               69                  -32.4
--------------------------------------------------      -----------------------------------      ------------

--------------------------------------------------      -----------------------------------      ------------
Others
--------------------------------------------------      -----------------------------------      ------------
Net Sales                                                      94               -67                -171.3
--------------------------------------------------      -----------------------------------      ------------
EBITDA                                                        -37               -61                -164.9
--------------------------------------------------      -----------------------------------      ------------

* Unaudited


BALANCE SHEET


                                           -------------------------------------
                                           12/2002        03/2003      06/2003
                                           -------------------------------------
(M(euro))

----------------------------------------   -------------------------------------
Fixed assets                                5,306          5,093        4,995
----------------------------------------   -------------------------------------

----------------------------------------   -------------------------------------
Working capital                              360            572          340
----------------------------------------   -------------------------------------

----------------------------------------   -------------------------------------
Assets                                      5,666          5,665        5,335
----------------------------------------   -------------------------------------

----------------------------------------   -------------------------------------
Equity                                      1,858          1,724        1,601
----------------------------------------   -------------------------------------

----------------------------------------   -------------------------------------
Long term & short term previsions           1,675          1,641        1,594
----------------------------------------   -------------------------------------

----------------------------------------   -------------------------------------
Net debt                                    2,133          2,300        2,140
----------------------------------------   -------------------------------------

----------------------------------------   -------------------------------------
Liabilities                                 5,666          5,665        5,335
----------------------------------------   -------------------------------------

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 25, 2003           RHODIA

                              By: /s/ PIERRE PROT
                              -----------------------------
                              Name: Pierre PROT
                              Title: Chief Financial Officer